WeTrade Group Inc.
No 1 Gaobei South Coast, Yi An Men 111 Block 37
Chao Yang District, Beijing City
People Republic of China

March 10, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F Street, N.E.
Washington, DC 20549
Attn: Michael C. Foland; Division of Corporation Finance

Re: WeTrade Group Inc.
Registration Statement on Form S-1
Filed March 6, 2020
File No. 333-236973

Dear Mr. Foland:

WeTrade Group Inc. (the “
Company
”, “
WeTrade Group Inc.
” “
we
”, “
us
” or “
our
”) hereby amends the Registration Statement on Form S-1 (the “
Registration Statement
”) previously filed on March 6, 2020 to delete the following language from the cover page:

The Registration Statement shall hereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933.

The Company hereby further amends the Registration Statement to add the following language to the cover page:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

We would like to thank Mr. Foland for reviewing the foregoing filing proptly and request that should you have further comments, forward them to our board of directors via email at keithche8383@outlook.com or telephone at +852-6796635.

Very truly yours,

/s/ Dai Zheng
Dai Zheng, Chief Executive Officer